Mail Stop 3561

June 25, 2008

Alan M. Meckler
Chairman and Chief Executive Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, Connecticut 06820

> **Re:** **Jupitermedia Corporation**
> **Form 10-K**
> **Filed April 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **File No. 000-26393**

Dear Mr. Meckler:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.   Please replace the SEC file number you have identified on the Form 10-K with the file number indicated above.

Business, page 1

2.   We note the disclosure of your major business divisions and the various products
        and services whereby you derive a diverse stream of revenue. Please disclose in
        tabular form for each period presented the amount or percentage of total revenue
        contributed by each class of similar products or services which accounted for 10%
        or more of consolidated revenue in any of the last three fiscal years. See Item
        101(c)(1)(i) of Regulation S-K. Also, please revise the notes to your financial
        statements to provide the enterprise-wide disclosures required regarding products
        and services required by paragraph 37 of SFAS 131.

3.   To the extent that (1) there are any risks attendant to your foreign operations or
        (2) one or more of your segments is dependent upon your foreign operations,
        please disclose this information if material to an understanding of your business.
        See Item 101(d)(3) of Regulation S-K.

Geographical Financial Information, page 5

4.   Under the heading "Geographical Financial Information," we note that you do not
        disclose revenues by geographic area and instead disclose the percentage of total
        revenues attributable to such geographic areas. We also note that in Note 7 to the
        financials, you disclose revenues by geographic area. Please include the revenues
        by geographic area in Item 1 or provide a cross-reference to such information in
        your financial statements. See Items 101(d)(1)(i) and 101(d)(2) of
        Regulation S-K.

Intellectual Property, page 6

5.   To the extent material to an understanding of your business taken as a whole,
        please disclose the importance to each segment and the duration and effect of all
        patents, trademarks, licenses, franchises and concessions held. See Items
        101(c)(1) and 101(c)(1)(iv) of Regulation S-K.

Seasonality and Cyclicality, page 7

6.   To the extent material to an understanding of your business taken as a whole,
        please disclose the extent to which the business of each segment is or may be
        seasonal. See Items 101(c)(1) and 101(c)(1)(v) of Regulation S-K.

Risk Factors, page 9

7.   At the top of page 17, you indicate that your advertising is sold "on a cost-per-
        impression basis" and "on certain cost-per-action models." Please describe these

pricing models in sufficient detail so that investors can understand the various pricing models and understand how you generate advertising revenue.

Properties, page 19

8.   We note that, excluding month-to-month and 90 days notice leases, you have 23 leases totaling approximately 140,000 square feet. Ten of the 23 leases totaling approximately 52,000 square feet expire in 2008, which represents 37% of your leased space and 27% of your total square footage including owner occupied space. An additional four leases totaling approximately 17,000 square feet expire in 2009. Together with the leases expiring in 2008, this represents nearly 50% of your leased space and 35% of your total square footage including owner occupied space. If material to investors, please disclose whether you will be able to renew the expiring leases on comparable terms or, if not, if suitable replacement space is available on comparable terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

9.   Please discuss any known trends in your MD&A. Although not intended to be an exhaustive list, we note under the heading "Results of Operations" that:

•   The number of advertisers in your online media segment has declined over the last three years as has the average revenue per advertiser.

•   In both of your segments, the cost of revenue as a percentage of revenue increased from 2005 to 2007.

•   The single largest component of your total revenues for the last three years appears to be from sales of single images and CD-ROMs in your online images segment. However, year over year growth for this component decreased slightly in 2007 as compared to double digit growth in 2006.

If meaningful to an understanding of your financial performance and results of operations, discuss whether you expect any of these or other trends will have, or are reasonably likely to have, a material impact on revenues or income from continuing operations. Please also consider if there are any known trends impacting your liquidity or capital resources. See Item 303(a) of Regulation S-K.

Overview, page 24

10.   Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations such as the competition for online advertising as well as how recent trends will be influenced by the changes in consumer spending patterns resulting from current economic difficulties. In this regard, please specifically identify, discuss and analyze with more insight the short and long-term impact you expect in future periods from recent negative economic trends on your operations. Refer to Item 303(a)(3) of Regulation S-K.

Off-Balance Sheet Arrangements and Contractual Obligations, page 33

11.   We note your disclosure in Note 10 that you incurred interest expense of $7.1 million in fiscal 2007. Please expand your disclosure relating to interest expense to provide an estimated range you anticipate for annual interest expense for the periods presented. Disclose any assumptions used to arrive at the estimated amounts based on variable rates.

Critical Accounting Policies, page 35

12.   We note your discussion here for a couple of key areas such as revenue recognition duplicates your disclosures in Note 2 – Basis of Presentation and Summary of Significant Accounting Policies. Please revise your disclosures with respect to revenue recognition for online images and online media and those in other areas in an attempt to remove the duplications and expand your discussion to disclose and quantify, where applicable, the actual dollar amount of each significant estimate for each period presented and also disclose the assumptions used to determine these estimates. Please be sure that your discussion includes the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been based on historical experience. Your revised discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur and the impact these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. For further guidance, please refer to Section V of SEC Release No. 33-8350.

Quantitative and Qualitative Disclosure about Market Risks, page 38

13.   Please provide the disclosure required by Item 305 of Regulation S-K.

14.   Under the heading "Geographical Financial Information" on page 5, you disclose that you derived 24% of your revenue for the year ended December 31, 2007 outside of the United States. To the extent material to investors, please include disclosure about your exposure to foreign currency exchange risks. See Item 305 of Regulation S-K.

Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Online Images, page 45

15.   You disclose that revenue is recognized when delivery has occurred which is upon shipment with respect to CD-ROMs and transparencies. Please tell us what percent of your deliveries in this area are delivered through CD-ROMs and transparencies as opposed to downloading availability by the customer. Please tell us and revise your disclosure to indicate the shipping terms, when title transfers and who bears the loss when CD-ROMs and transparencies are lost or damaged in shipment. Refer to SAB Topic 13:A – Delivery and Performance.

Note 7. Segment Information, page 56

16.   Please expand to provide the disclosure required by paragraph 26 of SFAS 131 including the factors used to identify your reportable segments and whether operating segments have been aggregated.

Note 8. Acquisitions, page 58

17.   You disclose that one of the principal reasons for your interest in Mediabistro.com Inc. was its online job postings and in-person training courses. We note from your allocation of the purchase price of $20 million you recorded a significant amount of goodwill. Please tell us what consideration you gave to any intangible assets relating to online job postings and in-person training courses. Refer to paragraph A14 of SFAS 141.

Signatures, page 84

18.   Please name the principal accounting officer or controller, including such
        information parenthetically under the title of such individual. If Mr. O'Neill
        serves as both your principal financial officer and your principal accounting
        officer, please so indicate. Please also update the corresponding disclosure
        regarding your code of ethics for such individual in Item 10 of Form 10-K. See
        Item 406(a) of Regulation S-K. In future filings, signatures should be dated the
        date of the filing.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

19.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in
        Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include
        a reference in number 3 of the certification to this "annual report," and (2) do not
        track the text of Item 601(b)(31) of Regulation S-K in number 4(d). Also, in
        future filings, please date the certification the date of the filing. We note similar
        alterations to the certifications filed with the March 31, 2008 Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Executive Officers, page 12

20.   We note that you list only three named executive officers. Please consider
        whether any of the "Other Jupitermedia Management Employees" listed on your
        website are executive officers of the company. Please see Instruction 2 to Item
        402(a)(3) and the definition of "executive officer" set forth in Rule 3b-7. If you
        have any additional named executive officers, please provide the required
        compensation disclosure with respect to those individuals.

Executive Compensation, page 12

21.   Please provide clear disclosure that addresses how decisions regarding particular
        components of your compensation program fit into your overall compensation
        objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi)
        of Regulation S-K. You provide some disclosure addressing each individual
        compensation component but, as a general matter, your disclosure lacks
        quantitative or qualitative discussion of the analyses that underlie the
        Compensation Committee's decisions to make specific awards and how decisions
        regarding one type of award motivate the Committee to award other forms of
        compensation. Please revise the Compensation Discussion and Analysis to
        explain and place in context the relationship between incentive compensation and

other forms of pay and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please also discuss how potential payments upon termination or change in control fit into your overall compensation objectives and affect the Committee's decisions made regarding other compensation elements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

22. You state that the Compensation Committee "has historically utilized information compiled by the Company specific to the media and images industries as a resource for determining competitive compensation for the Company's NEOs, which includes data on salaries, bonuses and long-term equity incentives for companies of varying size and market capitalization within the media and images industries." Please specify how each element of compensation relates to the data you analyzed from the peer companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Please refer to Item 402(b)(xiv) of Regulation S-K. Please identify each of the companies against which you benchmarked compensation.

23. The disclosure regarding the "Stock Incentive Plan" compensation component indicates that "stock options are generally granted … from time to time in respect of … performance." Please disclose the criteria the Compensation Committee used to determine the amount of the awards in connection with performance.

24. In describing the addition of the "Cash Bonus" compensation component, the disclosure states that "[w]ith the maturation of the company and its increase in size, the Compensation Committee felt that it was appropriate to reduce the number of stock options being issued to executives and to introduce the Cash Incentive Plan." Please explain why the number of options granted to Messrs. Meckler and Cardell in 2007 (350,000 and 270,000, respectively) was greater than the number granted in 2006 (320,000 and 150,000, respectively).

25. With respect to the "Cash Bonus" component, please discuss how the Compensation Committee established the revenue and EBITDA targets. Please also discuss how the Committee established the corresponding cash bonus amounts (target and maximum).

26. We note your use of EBITDA as a performance measure. Please disclose how EBITDA is calculated from your audited financial statements. Please refer to Instruction 5 to Item 402(b) of Regulation S-K.

27.   Please disclose in the footnotes to the Summary Compensation Table how the Compensation Committee determined the amount of cash bonus attributable to satisfaction of the management objectives awarded to Messrs. Meckler and Cardell in 2007.

28.   Under the heading "Director Compensation" you disclose the number of options each director is entitled to receive annually and it appears that each director received twice this number of options in 2007 (in two separate grants). Please clarify if the December 2007 grant relates to the year 2008 or explain why the directors received these additional options.

29.   Under the heading "Compensation Committee Interlocks and Insider Participation" the company does not disclose any 404 relationship as required by S-K 407(e)(4)(i)(C) but there is 404 disclosure that states that "*certain* directors and officers … serve as directors and officers of I-Venture Management LLC." Please confirm that no members of the Compensation Committee served as directors or officers of this entity.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Millwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Review Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director